Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 14 dated December 27, 2011

to the Prospectus dated May 2, 2011

We are providing this Supplement No. 14 to you in order to supplement our prospectus dated May 2, 2011. This Supplement No. 14 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 1, 2011, which superseded and replaced all prior supplements to the registrant’s prospectus dated May 2, 2011, Supplement No. 8 dated September 20, 2011, Supplement No. 9 dated October 4, 2011, Supplement No. 10 dated November 4, 2011, Supplement No. 11 dated November 15, 2011, Supplement No. 12 dated December 7, 2011 and Supplement No. 13 dated December 15, 2011. Capitalized terms used in this Supplement No. 14 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our” and “us” include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Acquisition of Graben Distribution Center I

On December 20, 2011, the European JV acquired the Graben Distribution Center I, located in Graben, Bavaria, Germany, outside of Munich, for €52,815,892 ($68,702,912 assuming an exchange rate of €1.00:$1.3008, $54,962,330 at our 80% pro rate share), exclusive of customary closing costs. We funded our 80% pro rata share of the acquisition using the net proceeds from this offering. Graben Distribution Center I is a 1,017,868 square foot warehouse/distribution building completed in the fourth quarter of 2011 and is leased 100% leased to Amazon Fulfillment GmbH through April 2022. Amazon Fulfillment GmbH uses Graben Distribution Center I as a regional fulfillment center. The Amazon Fulfillment GmbH lease is guaranteed by Amazon EU S.a.r.l., Amazon.com’s primary European operating subsidiary. Amazon Fulfillment GmbH and Amazon EU S.a.r.l. are subsidiaries of Amazon.com, one of the world’s largest internet retailers. Upon closing we paid the Investment Advisor a $824,435 acquisition fee. The estimated acquisition cap rate for Graben Distribution Center I is 7.5%.1

Acquisition of Graben Distribution Center II

On December 20, 2011, the European JV acquired the Graben Distribution Center II, located in Graben, Bavaria, Germany, outside of Munich, for €6,600,000 ($8,585,280 assuming an exchange rate of €1.00:$1.3008, $6,868,224 at our 80% pro rata share), exclusive of customary closing costs. We funded our 80% pro rata share of the acquisition using the net proceeds from this offering. Graben Distribution Center II is a 73,367 square foot warehouse/distribution building that was completed in the fourth quarter of 2011. Graben Distribution Center II is adjacent to and linked, via a connector bridge, with Graben Distribution Center I. Graben Distribution Center II is 100% leased to Deutsche Post Immobilien GmbH, conducting business under the DHL brand, through November 2021. DHL uses Graben Distribution Center II as a distribution center for goods coming from Graben Distribution Center I. Deutsche Post Immobilien GmbH is a subsidiary of Deutsche Post AG, one of the world’s leading suppliers of mail and logistics services. Upon closing we paid the Investment Advisor a $103,023 acquisition fee. The estimated acquisition cap rate for Graben Distribution Center I is 8.7%.1

[1]

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses. Property and related expenses (operating maintenance, management fees and real estate taxes) are estimated on an annualized basis at the time we acquire the property and are based on management’s review of the prior operator’s historical costs and existing market conditions at the time of acquisition. The acquisition cap rate is meant as a measure of in-place annualized net operating income yield at the time we acquire the property, and is not meant to be either an indication of historical, or a projection of anticipated future, net operating income yield for the acquisition.

300 Constitution Drive Loan

We previously disclosed that, in March 2005, we had entered into an approximately $12,000,000 secured mortgage loan with The Northwestern Mutual Life Insurance Company with regard to the acquisition of 300 Constitution Drive. The maturity date of this loan was scheduled to be April 1, 2012. The loan bore interest payable monthly at a fixed rate of 4.84% per annum. No payments of principal were required until the maturity date, at which time the entire principal balance together with any accrued interest thereon would have been due and payable. On December 19, 2011, we paid down the entire balance of the secured mortgage loan.